Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

December 7, 2018	NR 18-15

Alianza Minerals arranges $850,000 Financing

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$250,000 in Units for Exploration & Working Capital

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$600,000 in Flow Through for BC & Yukon Exploration

Vancouver B.C. – December 7, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that it has arranged a financing of $850,000 to further advance its projects in BC, Yukon, Nevada and Peru.

“This financing is the last piece required to carry out our next phase of work at the Haldane silver project in the Keno District, Yukon. We recently received our permit and this will provide the funds for additional trenching and our first drill test of this high-grade silver target,” stated Jason Weber, P.Geo., President and CEO of Alianza. “This leads into a very active 2019 with programs planned on several projects.”

Financing Terms – Non-Flow Through Shares

Each non-flow through unit is comprised of one common share and one common share purchase warrant at $0.05. The warrant is valid for two years from the date of closing of the offering and is exercisable at $0.10 to acquire one common share.

Financing Terms – Flow Through Shares

The flow through shares will be eligible for a tax deduction for Canadian income tax payers for the 2018 year. These shares will be issued at $0.06 per share and the proceeds will be spent on qualifying exploration expenditures in British Columbia and Yukon Territory.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants will be paid to eligible parties. Members of Alianza’s board of directors and management team will be participating in this offering.

Use of Proceeds

Alianza will use proceeds of this financing to advance its Haldane silver project in the Keno District, Yukon.  The 2018 field program identified a new silver vein target at the Bighorn Anomaly, 2.5 km from known mineralization at the MHVS targets where work extended the potential strike length to over 3.5 km. Trenching and/or drilling are planned for these targets.

A portion of the funds will also be used to advance earlier-stage projects to the drill-ready stage, to find partners for existing projects and to identify new exploration projects in key jurisdictions. Field programs are planned for the newly-acquired high-grade KRL gold property in the Golden Triangle, BC and are being considered for the Bellview, BP (Nevada) and Tim (Yukon) properties to identify and prioritize drill targets.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 45.1 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.